ex (g)(2)
December 22, 2010
Callahan and Associates
Attn: Mr. Jay Johnson
1001 Connecticut Avenue, NW
Suite 1001
Washington, DC 20036

Re:	Trust for Credit Unions
Dear Mr. Johnson:
NOTICE OF ASSIGNMENT
PFPC Trust Company (“PFPC Trust”) and Customer are parties to a Custodian Services Agreement dated January 14, 2008 (the “Agreement”). Pursuant to Section 19 of the Agreement, PFPC Trust intends to assign the Agreement (including assignment of PFPC Trust’s rights and delegation of PFPC Trust’s duties with respect thereto) to PFPC Trust’s affiliate, The Bank of New York Mellon, effective January 24, 2011. PFPC Trust hereby provides to Customer 30 days’ written notice of such action.
Very truly yours,
PFPC TRUST COMPANY

By:	/s/ Edward A. Smith, III
Edward A. Smith, III
Vice President & Senior Director

8800 Tinicum Boulevard, Fourth Floor, Philadelphia, PA 19153